

Mail Stop 3561

May 2, 2008

Mr. Rodney Carter
Chief Financial Officer
Zale Corporation
901 West Walnut Hill Lane
Irving, Texas 75038

> **Re:** **Zale Corporation**
> **Item 4.01 Form 8-K**
> **Filed May 1, 2008**
> **File No. 001-04129**

Dear Mr. Carter:

We have reviewed your filing and have the following comments. We have limited our review to Item 4.01 of the above-referenced filing. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to contact us at the telephone numbers listed at the end of this letter.

Item 4.01 Form 8-K filed on May 1, 2008

1. It appears the circumstances you describe represent a future dismissal of your independent accountants. Please note that you are required to file an amended Form 8-K when KPMG has completed all audit related work with respect to their engagement. We would expect you to disclose the date they completed all audit work, and to be able to state, if true, that there were still no disagreements or reportable events through this date. The amendment should include another letter from KPMG confirming that they agree with the updated disclosures, if true. Please acknowledge this obligation to file the Form 8-K amendment and provide the disclosures required by Item 304(a)(1).

2. Please tell us why the material weakness in internal control over financial reporting disclosed in the third paragraph is not a reportable event that should be disclosed in accordance with Item 304(a)(1)(v) of Regulation S-K. Otherwise, please revise to provide the disclosure required by Item (a)(1)(iv) of Regulation S-K.

3. Please tell us the extent to which the material weakness identified resulted in any financial statement adjustment, the quarter in which the adjustment was recorded and the reason(s) why the adjustment is in the appropriate quarter.

Exhibit 10.1

4. We note that you filed the accountants' letter under the exhibit number reserved for material contracts. Please amend your filing to file the letter under the correct exhibit number. Refer to Item 601(b)(16) of Regulation S-K.

As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will respond. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information as an EDGAR correspondence file. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosures in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to me at (202) 551-3322. In my absence, you may direct your questions to Bill Thompson, Accounting Branch Chief, at (202) 551-3344.

Sincerely,

Ta Tanisha Meadows
Staff Accountant